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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             For the month of August

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By:  /s/ Leonard Fertig
                                                    ----------------------------
                                                    Leonard Fertig
                                                    Chief Executive Officer

Date:  August 12, 2005

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          FUTUREMEDIA ANNOUNCES POSSIBLE OFFER FOR EPIC GROUP PLC

    BRIGHTON, England, Aug. 12 /PRNewswire-FirstCall/ -- Futuremedia plc ("Futuremedia" or the "Company") (Nasdaq: FMDAY), a leading European e-learning and managed benefits services provider, today confirmed that it is considering a possible offer for Epic Group plc ("Epic") (LSE: EPI.L).

    A possible offer would comprise cash and possibly instruments capable of being redeemed, but not shares in Futuremedia. Futuremedia intends to approach the board of Epic in the near future with its proposal and to seek a recommendation. A further announcement will be made when appropriate.

    Leonard M. Fertig, Chief Executive Officer of Futuremedia, said, "With fiscal year 2005 revenues of approximately 8.1 million pounds Sterling ($14.4 million) and profit before tax (PBT) of approximately 2.1 million pounds ($3.7 million), Epic is the UK's leading e-learning studio, based only hundreds of yards away from Futuremedia in Brighton. We believe the combined company would be a market leader with outstanding growth prospects."

    Notes for Editors:

    About Futuremedia:
    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

    Dealing Disclosure Requirements:
    Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "City Code"), any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of Epic, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent or more of any class of securities of Epic is required to disclose, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, dealings in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn. Under the provisions of Rule
8.1 of the City Code, all dealings in relevant securities of Epic by Epic or Futuremedia, or by any of their 'associates' (within the meaning of the City
Code) must also be disclosed. If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding expected benefits from acquisitions, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks related to potential acquisitions (including risks that such acquisitions may not be successfully completed due to factors beyond the Company's control), risks related to the integration of acquisitions, risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

    Alegro Capital Limited ("Alegro"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Futuremedia and no one else in relation to the matters described in this announcement and will not be responsible to anyone other than Futuremedia for providing the protections afforded to clients of Alegro nor for providing advice in relation to the matters described in this announcement.

SOURCE  Futuremedia plc
    -0-                             08/12/2005
    /CONTACT: Mike Smargiassi, Brainerd Communicators, +1-212-986-6667; Leonard M. Fertig, Chief Executive Officer, Futuremedia plc, +44-1273-829700; Paul Cuatrecasas, Alegro Capital Limited, +44-20-7343-1000/
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)
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